Exhibit 99.2

May 12, 2004

Jackson Hewitt Tax Service Inc.

c/o Cendant Corporation

1 Campus Drive

Parsippany, NJ 07054

Attn: Rochelle Boas

Ladies and Gentlemen:

I hereby consent to my appointment to the Board of Directors of Jackson Hewitt Tax Service Inc. (“Jackson Hewitt”) and as a member of the Compensation and Governance Committees thereof effective upon the initial public offering of Jackson Hewitt common stock.

Sincerely,

/S/ RODMAN DRAKE

Rodman Drake